CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED OCTOBER 31, 2009

(Expressed in United States Dollars, unless otherwise stated)

(Unaudited)

These interim financial statements have not been reviewed by the Company's auditor

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Balance Sheets
(Unaudited – Expressed in United States Dollars unless otherwise stated)

	October 31	July 31
	2009	2009
ASSETS

Current assets
Cash and cash equivalents	$376,276	$391,040
Amounts receivable and prepaids	16,484	32,686
	392,760	423,726

Mineral property interests	1	1

	$392,761	$423,727

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$26,088	$20,722
Amounts due to a related party (note 4)	49,192	35,116
	75,280	55,838
Shareholders' equity
Share capital (note 5)	21,269,046	21,269,046
Deficit	(20,951,565)	(20,901,157)
	317,481	367,889

	$392,761	$423,727

Nature and continuance of operations (note 1)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Rene G. Carrier	/s/ Brian F. Causey

Rene G. Carrier	Brian F. Causey
Director	Director

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Operations
(Unaudited – Expressed in United States Dollars unless otherwise stated)

	Three months ended October 31
	2009	2008

Expenses (income)
Foreign exchange loss	$2,133	$79,116
Interest income	(373)	(2,088)
Legal, accounting and audit	5,836	278
Mineral property investigation	1,096	-
Office and administration	38,412	28,327
Regulatory, trust and filing	3,304	5,856
	50,408	111,489

Loss for the period	$(50,408)	$(111,489)

Basic and diluted loss per common share	$(0.00)	$(0.01)

Weighted average number of
common shares outstanding	13,399,426	13,399,426

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Shareholders' Equity and Deficit
(Unaudited – Expressed in United States Dollars unless otherwise stated)

		Three months ended		Year ended
		October 31, 2009		July 31, 2009

	Number of		Number of
Share capital	shares		shares
Balance at beginning and end of the period	13,399,426	$21,269,046	13,399,426	$21,269,046

Deficit
Balance at beginning of the period		(20,901,157)		(20,677,054)
Loss for the period		(50,408)		(224,103)
Balance at end of the period		$(20,951,565)		$(20,901,157)

TOTAL SHAREHOLDERS' EQUITY		$317,481		$367,889

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Cash Flows
(Unaudited – Expressed in United States Dollars unless otherwise stated)

	Three months ended October 31
	2009	2008

Operating activities
Loss for the period	$(50,408)	$(111,489)
Unrealized foreign exchange	1,949	78,624
Changes in non-cash working capital items
Amounts receivable and prepaids	16,202	5,900
Accounts payable and accrued liabilities	5,366	489
Amounts due from related parties	14,076	8,225
Cash and cash equivalents used for operating activities	(12,815)	(18,251)

Foreign exchange	(1,949)	(78,624)

Decrease in cash and cash equivalents during the period	(14,764)	(96,875)
Cash and cash equivalents, beginning of period	391,040	591,336

Cash and cash equivalents, end of period	$376,276	$494,461

Components of cash and cash equivalents are as follows:
Cash	$376,276	$48,538
Commercial paper	-	38,901
Government treasury bills	-	407,022
	$376,276	$494,461

Supplemental disclosure:
Interest received during the period	$373	$2,088
Income taxes paid during the period	–	–

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three months ended October 31, 2009
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Quartz Mountain Resources Ltd. (the “Company”) is a Canadian public company incorporated in British Columbia. The Company is primarily engaged in the acquisition and exploration of mineral properties.

Operating results for the three month period ended October 31, 2009 are not necessarily indicative of the results that may be expected for the full year ending July 31, 2010.

These consolidated financial statements have been prepared using accounting principles applicable to a going concern. The Company has a history of losses and no operating revenue, other than interest income. The ability of the Company to carry out its planned business objectives is dependent on the ability to raise adequate financing from lenders, shareholders and other investors. There can be no assurances that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows in the future. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which may differ significantly from the going concern basis. These financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are presented in United States dollars. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company's audited annual consolidated financial statements for the year ended July 31, 2009, which are available at www.sedar.com.

These consolidated financial statements include the accounts of (i) Quartz Mountain Resources Ltd., (ii) Quartz Mountain Gold Inc., a wholly-owned subsidiary incorporated in the State of Nevada, and (iii) Wavecrest Resources Inc., a wholly-owned subsidiary of Quartz Mountain Gold Inc., incorporated in the State of Delaware.

All material intercompany balances and transactions have been eliminated upon consolidation.

3.	CHANGES IN ACCOUNTING POLICIES

(a)	Newly Adopted Accounting Policies

(i) Section 3064 – Goodwill and Intangibles

The AcSB issued Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3064 which replaces Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company evaluated the impact of this new standard and concluded that this standard did not have a significant impact on the Company’s consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three months ended October 31, 2009
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

(b)	Accounting Standards Issued But Not Yet Adopted

	(i)	International Financial Reporting Standards ("IFRS")

The Canadian Accounting Standards Board (“AcSB”) confirmed in February 2008 that IFRS will replace Canadian generally accepted accounting principles (“GAAP”) for publicly accountable enterprises for financial periods beginning on or after January 1, 2011, with the option available to early adopt IFRS from periods beginning on or after January 1, 2009 upon receipt of approval from the Canadian Securities regulatory authorities. Due to the Company’s July 31 fiscal year end, the mandatory transition date for the Company is August 1, 2011 with the restatement of amounts reported by the Company for the year ended July 31, 2011 for comparative purposes. If the Company elects to early adopt IFRS, the transition date will be August 1, 2010 with the restatement of amounts reported by the Company for the year ended July 31, 2010 for comparative purposes. The Company has begun assessing the adoption of IFRS for 2011 as well as the merits of early adoption.

	(ii)	Business Combinations, Consolidated Financial Statements, and Non-Controlling Interests

The AcSB issued CICA sections 1582 "Business Combinations", 1601 "Consolidated Financial Statements", and 1602 "Non-Controlling Interests" which superseded current sections 1581 "Business Combinations" and 1600 "Consolidated Financial Statements". These new sections replace existing guidance on business combinations and consolidated financial statements to harmonize Canadian accounting for business combinations with IFRS. For the Company, these sections will be applied prospectively to business combinations for which the acquisition date is on or after August 1, 2011. Earlier adoption is permitted. If an entity applies these sections before August 1, 2011, it is required to disclose that fact and apply each of the new sections concurrently. The Company is currently evaluating the impact of the adoption of these changes on its consolidated financial statements.

4.	RELATED PARTY BALANCES AND TRANSACTIONS

Balances receivable (payable)	As at
	October 31, 2009	July 31, 2009
Hunter Dickinson Services Inc. (a)	$(49,192)	$(35,116)

Transactions	Three months ended October 31
	2009	2008
Services rendered and expenses reimbursed
Hunter Dickinson Services Inc.– time billings (a)	$25,653	$25,079
Hunter Dickinson Services Inc.– reimbursement	4,444	6,071
for third party expenses (a)
Total	$30,097	$31,150

Related party balances receivable or payable arise from advances by the Company for current and future services rendered to or costs incurred on behalf of the Company by Hunter Dickinson Services Inc. (“HDSI”). The related party balances are non-interest bearing and due on demand.

(a)

HDSI is a private company owned equally by several public companies, one of which is the Company. HDSI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated June 1, 2008.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three months ended October 31, 2009
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and in certain cases, by signed agreements. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Services rendered by and expenses reimbursed to HDSI for the three months ended October 31, 2009 and 2008 related to the reimbursement of travel expenses, office and administration services and geological consulting services for property investigation activities.

5.	SHARE CAPITAL

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value, and an unlimited number of preferred shares without par value.

(b)	Issued and outstanding common shares

	Number of
Common shares issued	Shares	Amount
Balance at October 31, 2009 and July 31, 2009	13,399,426	$21,269,046

There were no preferred shares outstanding during the period.

(c)	Share purchase options

As at October 31, 2009, no share purchase options had been granted under the Company’s Share Purchase Option Plan. Accordingly, there were no stock options outstanding as at October 31, 2009 and at July 31, 2009.

6.	FINANCIAL INSTRUMENTS

(a)	Fair Value of Financial Instruments

The carrying amounts of the Company’s cash and cash equivalents, amounts receivable and prepaids, balances due to a related party, accounts payable and accrued liabilities approximate their fair values.

(b)	Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, and controlling and reporting structures. The types of risk exposure and the way in which such exposure is managed is provided as follows:

(i) Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, accounts receivable and balances receivable from a related party. The Company limits the exposure to credit risk by only investing its cash and cash equivalents with high credit quality financial institutions. The carrying values of the Company’s cash and cash equivalents

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three months ended October 31, 2009
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

and accounts receivable represent the maximum exposure to credit risk. The Company does not have any financial assets that are invested in asset backed commercial paper.

(ii)      Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company ensures, as far as reasonably possible, it will have sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short term cash requirements. The Company’s cash and cash equivalents are invested in business savings accounts which are available on demand for the Company’s programs.

(iii)      Foreign Exchange Risk

The Company is exposed to foreign exchange risk as its operating expenses are primarily incurred in Canadian dollars. The results of the Company’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Company are reported in United States dollars in the Company’s consolidated financial statements. Consequently, the fluctuation of the Canadian dollar in relation to the United States dollar will have an impact upon the losses incurred by the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

The exposure to foreign exchange risk of the Company’s cash and cash equivalents, and amounts receivable is as follows:

Currency	October 31, 2009		July 31, 2009
	Foreign		Foreign
	currency	Expressed in	currency	Expressed in
	amount	US dollars	amount	US dollars
Canadian Dollar
Cash and cash equivalents	$386,888	$357,600	$131,826	$122,344
Amounts receivable	2,899	2,680	10,413	9,664
Total financial assets	$389,787	$360,280	$142,239	$132,008

The exposure to foreign exchange risk of the Company’s accounts payable and accrued liabilities, and amounts due to a related party is as follows:

Currency	October 31, 2009		July 31, 2009
	Foreign		Foreign
	currency	Expressed in	currency	Expressed in
	amount	US dollars	amount	US dollars
Canadian Dollar
Accounts payable and accrued
liabilities	$28,197	$26,062	$22,327	$20,722
Amounts due to a related party	53,221	49,192	37,837	35,116
Total financial assets	$81,418	$75,254	$60,164	$55,838

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three months ended October 31, 2009
(Unaudited – Expressed in United States Dollars, unless otherwise stated)

(iv)       Interest Rate Risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company’s policy is to invest cash at fixed rates of interest. Cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash and cash equivalents mature impact interest income earned.